October 1, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento

Mary Beth Breslin

Re:	Pfenex Inc.

Registration Statement on Form S-3

Originally filed August 9, 2018, as amended on October 1, 2018

File No. 333-226727

Acceleration Request

Requested Date:             October 3, 2018

Requested Time:            4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pfenex Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-226727) (as amended, the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Daniel R. Koeppen at (858) 350-2393.

* * * *

Sincerely,

PFENEX INC.

/s/ Susan A. Knudson
Susan A. Knudson
Chief Financial Officer

cc:	Evert B. Schimmelpennink, Pfenex Inc.

Daniel R. Koeppen, Wilson Sonsini Goodrich & Rosati, Professional Corporation